Exhibit 99.1

SouFun to Hold 2015 Annual General Meeting on July 3, 2015

BEIJING, June 12, 2015 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it will hold its 2015 annual general meeting of shareholders at Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China on July 3, 2015 at 10:30 a.m. (local time). The only proposal to be submitted for shareholders’ approval at the annual general meeting is the approval of the Company’s 2015 Stock Incentive Plan. The Company’s board of directors has fixed June 4, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites and mobile apps in 2014. Through its websites and mobile apps, SouFun provides marketing, e-commerce, listing, finance and other value-added services for China’s real estate and home-related sectors. SouFun’s Internet portal and mobile apps are highly focused on user experience, and support SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites, mobile apps and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com